April 16, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street NE
Washington, D.C. 20549

Attn: Ruairi Regan
David Link

Re: Inflection Point Acquisition Corp. III
Amendment No. 2 to Registration Statement on Form S-1
Filed April 8, 2025
File No. 333-283427

Ladies and Gentlemen:

On behalf of our client, Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 filed on April 8, 2025, contained in the Staff’s letter dated April 14, 2025 (the “Comment Letter”).

The Company has filed via EDGAR its third amended registration statement on Form S-1 (“Amendment No. 3”), which reflects the Company’s responses to the comment received by the Staff and certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

Dilution, page 95

1.    It appears the PIPE transaction could be a material potential source of future dilution; as such, please expand your narrative disclosure to describe the PIPE transaction, or advise. Reference is made to Item 1602(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 10-11, 22, 34-35, 44-45, 61-63, 96, 101, 113-115 and 121-122 of Amendment No. 3.

* * *

United States Securities and Exchange Commission

April 16, 2025

Please do not hesitate to contact Joel Rubinstein of White & Case LLP at (212) 819-7642 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Michael Blitzer, Inflection Point Acquisition Corp. III